UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2014

or

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

Commission File Number 333-189581

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

DOMINION KEWAUNEE UNION SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DOMINION RESOURCES, INC. 120 Tredegar Street Richmond, VA 23219

DOMINION KEWAUNEE UNION SAVINGS PLAN

NOTE:

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Benefits Committee

of Dominion Resources, Inc. and the Participants

of The Dominion Kewaunee Union Savings Plan

Richmond, Virginia

We have audited the accompanying statements of net assets available for benefits of Dominion Kewaunee Union Savings Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedules listed in the Table of Contents have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

June 25, 2015

DOMINION KEWAUNEE UNION SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2014 AND 2013

	2014	2013

ASSETS:
Investments at Fair Value:
Participant-directed investments	$10,920,662	$12,158,012
Nonparticipant-directed investments	3,295,212	3,321,368

Total investments	14,215,874	15,479,380

Receivables:
Notes receivable from participants	34,036	53,697
Participant contributions	6,011	22,514
Employer contributions	2,864	5,311
Accrued investment income	1	2
Receivables for securities sold	13,028	0

Total receivables	55,940	81,524

Total assets	14,271,814	15,560,904

LIABILITIES:
Other liabilities	—	6,386

Total liabilities	—	6,386

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	14,271,814	15,554,518

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(14,030)	(8,682)

NET ASSETS AVAILABLE FOR BENEFITS	$14,257,784	$15,545,836

See notes to financial statements.

DOMINION KEWAUNEE UNION SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2014

ADDITIONS:
Contributions:
Participant contributions	$419,279
Employer contributions	183,887

Total contributions	603,166

Investment Income:
Interest	42
Dividends	174,436
Net appreciation in fair value of investments	916,342
Income from Master Trust	497,308

Total investment income	1,588,128

Interest income on notes receivable from participants	2,040

Total additions	2,193,334

DEDUCTIONS:
Benefits paid to participants	3,034,943
Administrative expenses	5,355

Total deductions	3,040,298

NET DECREASE IN NET ASSETS BEFORE TRANSFERS	(846,964)

TRANSFER OF PARTICIPANTS’ ASSETS FROM THE PLAN	(441,088)

NET DECREASE IN NET ASSETS	(1,288,052)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	15,545,836

End of year	$14,257,784

See notes to financial statements.

DOMINION KEWAUNEE UNION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2014 AND 2013, AND FOR THE YEAR ENDED DECEMBER 31, 2014

1.	DESCRIPTION OF PLAN

The following description of the Dominion Kewaunee Union Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

a.	General—The Plan is a defined contribution plan covering union-eligible employees of Dominion Energy Kewaunee, Inc. (the Employer) represented by the International Union of Operating Engineers Local 310, who are 18 years of age or older, regular full-time or part-time employees and are scheduled to work at least 1,000 hours per year. Dominion Resources, Inc. (Dominion or the Company) is the designated Plan sponsor. The Plan administrator is Dominion Resources Services, Inc., a subsidiary of Dominion. Effective January 1, 2013, The Northern Trust Company (Northern Trust) succeeded The Bank of New York Mellon (BNY Mellon) as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

b.	Contributions—Participants may contribute not less than 1% and not more than 30% of their eligible earnings, all of which may be on a tax-deferred basis. Employee contributions are subject to certain Internal Revenue Code (IRC) limitations. The Employer may, at its discretion, contribute a supplemental contribution of 2% of eligible earnings per pay period in the form of Dominion stock. In addition, the Employer may, at its discretion, contribute base contributions in the form of Dominion stock with a fair market value of 1.7% of the participant’s base compensation per pay period. In 2014 and 2013, both supplemental and base Employer contributions were made.

c.	Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account includes the effect of the participant’s contributions and withdrawals, as applicable, and allocations of the Employer contributions, Plan earnings or losses, and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant’s account.

Individual participant accounts invested in the Dominion Stock Fund, the Common Collective Trust Funds and the separately managed accounts are maintained on a unit value basis. Participants do not have beneficial ownership in specific underlying securities or other assets in the various funds, but have an interest therein represented by units valued as of the last business day of the period. The various funds earn dividends and interest, which are automatically reinvested within the funds except for the Dominion Stock Fund. See Note 1.i. Flexible Dividend Options for more information about dividends on the Dominion Stock Fund. Generally, contributions to and withdrawal payments from each fund are converted to units by dividing the amounts of such transactions by the unit values as last determined, and the participants’ accounts are charged or credited with the number of units properly attributable to each participant.

d.	Participants—Each employee is eligible to participate in the Plan and make employee contributions on an entirely voluntary basis. Participation by an employee becomes effective immediately upon enrollment in the Plan.

e.	Vesting—Participants become immediately vested in their own contributions and Employer contributions, and the earnings on those amounts.

f.	Investment Options
•	Participant Contributions—Upon enrollment in the Plan, a participant may direct his or her contributions in any option in 1% increments totaling to 100%. Changes in investment options may be made at any time and participant investment election changes become effective with the subsequent pay period. However, if the participant has not made investment directions at the time the contribution is made, the participant contributions will be automatically invested in the Target Date Retirement Trust corresponding with the participant’s age (assuming retirement at age 65). The Plan provides for employee contributions to be invested in the following:

°	Dominion Stock Fund(1)
°	Interest in Master Trust(2):

Stable Value Fund

Large Cap Value Fund

Large Cap Growth Fund

Russell 2000 Value Index Fund(3)

Russell 2000 Growth Index Fund(3)

Real Estate Fund

Intermediate Bond Fund(3)

S&P 500 Index Fund(3)

Extended Equity Market Index Fund(3)

°	Common Collective Trusts(3):

Target Retirement Income Trust I(4)

Target Retirement 2015 Trust I(5)

Target Retirement 2020 Trust I(5)

Target Retirement 2025 Trust I(5)

Target Retirement 2030 Trust I(5)

Target Retirement 2035 Trust I(6)

Target Retirement 2040 Trust I(6)

Target Retirement 2045 Trust I(6)

Target Retirement 2050 Trust I(6)

Target Retirement 2055 Trust I(6)

°	Mutual Fund:

International Equity Fund(7)

(1)	The Fund invests primarily in Dominion common stock.
(2)	See Plan Interest in Master Trust in Note 5 for details about the related investment strategies.
(3)	These Funds do not have any unfunded commitments, and do not have any applicable liquidation periods or defined terms/periods to be held. The Plan may generally sell assets from the Trusts to satisfy participant payment obligations (assets are redeemable daily) and may transfer assets from the Trusts to other investment options based on participant elections(overnight liquidity is generally available).
(4)	The Target Retirement Income Trust is designed for investors with an intermediate-term investment horizon (at least three to five years) who are seeking a high level of current income. Normal investment mix includes 70% bonds and 30% stocks.
(5)	These Target Date Retirement Trusts are designed for investors seeking to retire between 2013 and 2032 and to provide for a reasonable level of income and long-term growth of capital and income. Normal investment mix: 2015 Trust I—47% bonds and 53% stocks; 2020 Trust I—38% bonds and 62% stocks; 2025 Trust I—31% bonds and 69% stocks; and 2030 Trust I—23% bonds and 77% stocks.
(6)	These Target Date Retirement Trusts are designed for investors seeking to retire between 2033 and 2057, and who seek long-term growth of capital and income. Normal investment mix: 2035 Trust I—16% bonds and 84% stocks; and 2040 Trust I, 2045 Trust I, 2050 Trust I and 2055 Trust I—10% bonds and 90% stocks.
(7)	The International Equity Fund invests in a diverse group of strong, undervalued companies which the investment manager believes exhibit growing earnings based primarily in Europe and the Pacific Basin, ranging from small firms to large corporations.

•	Employer Contributions—Employer contributions are deposited in the Dominion Stock Fund and are designated as nonparticipant-directed investments. Participants may transfer 100% of the value of their nonparticipant-directed Dominion Stock Fund investments at any time. Upon transfer, such investments are considered participant-directed.

g.	Participant Loans—Participants are eligible to secure loans against their plan account. Participants are limited to one outstanding primary residence loan and one outstanding general purpose loan with maximum repayment periods of 20 years and 5 years, respectively. The minimum loan amount is $1,000 and the maximum loan amount is the lesser of:

•	50% of the vested account balance, or
•	$50,000 (reduced by the maximum outstanding loan balance during the prior 12 months)

The loans are interest-bearing at the prime rate of interest plus 2%. The rate is determined at the beginning of each month if a change has occurred in the prime rate. However, the rate is fixed at the inception of the loan for the life of the loan.

Participants make principal and interest payments to the Plan through payroll deductions. Any defaults in loans result in a reclassification of the remaining loan balances as taxable distributions to the participants.

h.	Payment of Benefits—On termination of service, a participant may elect to receive either a lump sum amount equal to the value of the participant’s vested interest in his or her account, or defer the payment to a future time no later than the year in which the participant attains age 70 1⁄2. If the participant retires from the Company, he or she may elect to receive installment payments. There were no amounts payable to participants at December 31, 2014 or 2013.

i.	Flexible Dividend Options—Participants are given the choice of (1) receiving cash dividends paid on vested shares held in their Dominion Stock Fund or (2) reinvesting the dividends in the Dominion Stock Fund.

j.	Plan Changes—In April 2014, the Small Cap Value Fund’s underlying assets were sold and the units of the Russell 2000 Value Index Fund were purchased within the Master Trust. Northern Trust replaced Lee Munder Capital Group as the fund’s investment manager. The passively managed approach for the Russell 2000 Value Index Fund resulted in lower annual management fees.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

b.	Use of Estimates—The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits, and changes therein. Actual results could differ from those estimates.

c.	Risks and Uncertainties—The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the value of the participants’ account balances and the amounts reported in the financial statements.

d.	Valuation of Investments—The Plan’s investments are stated at fair value. See Note 6 for further information on fair value measurements. Investment contracts held by a defined contribution plan are required to be reported at fair value; however, contract value is the relevant measurement attribute for that portion of the net assets available for benefits that is attributable to fully benefit-responsive investment contracts. Contract value is the amount Plan participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan’s interest in the Master Trust includes a separately managed Stable Value Fund that is considered to be fully benefit-responsive. The Plan interest in the Master Trust is included at fair value in participant-directed investments in the statements of net assets available for benefits and an additional line item is presented representing the adjustment from fair value to contract value. The statement of changes in net assets available for benefits is prepared using the contract value basis. See Note 5 for further information.

e.	Notes Receivable from Participants—Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

f.	Investment Income—Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recognized on the ex-dividend date.

Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Net investment income from Common Collective trust fund and mutual fund holdings includes dividend income and realized and unrealized appreciation (depreciation).

Management fees and operating expenses charged to the Plan for investments in Common Collective trust funds and mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

g.	Administrative Expenses—As permitted by law, the reasonable administrative costs of the Plan are paid from the Plan’s Trust. Dominion pays any administrative costs that are not charged to the Plan. In addition, participants who elect to participate in a financial advisory program offered by the Plan will have administrative fees deducted from their account.

h.	Payment of Benefits—Distributions from the Plan are recorded when a participant’s valid withdrawal request is distributed by the recordkeeper.

i.	Transfers—In addition to the Plan, Dominion also sponsors several other savings plans for employees of Dominion and certain of its subsidiaries which do not participate in this Plan. If participants change employment among Dominion and its covered subsidiaries during the year, their account balances are transferred into the corresponding plan. For the year ended December 31, 2014, the Plan transferred $441,088 of participants’ assets to other plans.

j.	Excess Contributions Payable—The Plan is required to return to Plan participants any contributions received during the Plan year in excess of the IRC limits. There were no excess contributions payable at December 31, 2014 and 2013.

3.	INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2014 and 2013 are as follows:

	December 31, 2014	December 31, 2013

Dominion Stock Fund:
Participant-directed—17,875 and 18,207 units, respectively	$1,374,617	$1,177,822
Nonparticipant-directed—42,851 and 51,343 units, respectively	3,295,212	3,321,368
Interest in Stable Value Fund, 68,665 and 82,619 units, respectively	1,619,229	1,922,028
Interest in S&P 500 Index Fund, 45,951 and 57,779 units, respectively	934,671	1,034,087
Interest in Extended Equity Market Index Fund, 29,230 and 34,922 units, respectively	929,225	1,032,807
Interest in Intermediate Bond Fund, 41,142 units in 2014, did not represent 5% or more of the Plan’s net assets in 2013	878,849	—
International Equity Fund, 17,921 and 23,190 units, respectively	843,882	1,137,001
Interest in Large Cap Growth Fund, 44,992 units in 2014, did not represent 5% or more of the Plan’s net assets in 2013	753,093	—
Interest in Small Cap Value Fund, 73,155 units in 2013(1)	—	779,002

(1)	In April 2014, the Small Cap Value Fund’s underlying assets were transferred to the Russell 2000 Value Index Fund within the Master Trust. Northern Trust replaced Lee Munder Capital Group as the fund’s investment manager.

During the year ended December 31, 2014, the Plan’s investments, excluding those held in the Master Trust, including gains and losses on investments bought and sold, as well as held during the year, appreciated (depreciated) in value as follows:

Year Ended December 31, 2014

Investments at Fair Value:
Dominion Stock Fund	$808,739

Common Collective Trust Funds:
Target Retirement Income Trust I	13,381
Target Retirement 2015 Trust I	27,923
Target Retirement 2020 Trust I	8,442
Target Retirement 2025 Trust I	14,731
Target Retirement 2030 Trust I	21,451
Target Retirement 2035 Trust I	18,260
Target Retirement 2040 Trust I	13,439
Target Retirement 2045 Trust I	17,068
Target Retirement 2050 Trust I	7,493
Target Retirement 2055 Trust I	934

143,122

Mutual Fund:
International Equity Fund	(35,519)

Net appreciation in fair value of investments	$916,342

4.	NONPARTICIPANT-DIRECTED INVESTMENTS

Information about net assets and the significant components of changes in net assets relating to nonparticipant-directed investments as of December 31, 2014 and 2013, and for the year ended December 31, 2014, is as follows:

	December 31, 2014	December 31, 2013

Net assets—Dominion Stock Fund	$3,295,212	$3,321,368

Year Ended December 31, 2014

Changes in Net Assets:
Dividends	$121,597
Net appreciation in fair value of investments	564,530
Employer contributions	183,887
Benefits paid to participants	(315,057)
Administrative expense	(247,533)
Participant transfers out	(333,580)

Net change	(26,156)
Dominion Stock Fund—Beginning of year	3,321,368

Dominion Stock Fund—End of year	$3,295,212

5.	PLAN INTEREST IN MASTER TRUST

The Plan’s investments in the Stable Value Fund, the Large Cap Value Fund, the Large Cap Growth Fund, the Russell 2000 Value Index Fund, the Russell 2000 Growth Index Fund, the Real Estate Fund, the Intermediate Bond Fund, the S&P 500 Index Fund and the Extended Equity Market Index Fund are held in a Master Trust that was established for the investment of assets for the Plan and other employee benefit plans of Dominion and its subsidiaries. In April 2014, the Small Cap Value Fund’s underlying assets were sold and the units of the Russell 2000 Value Index Fund were purchased within the Master Trust. Northern Trust held the assets of the Master Trust as of December 31, 2014.

Stable Value Fund—As of December 31, 2014 and 2013, the Plan’s interest in the net assets of the Fund was less than 1%. Investment income and administrative expenses relating to the Fund are allocated to the individual plans based upon average monthly balances invested by each plan. The Fund invests primarily in cash equivalents and two types of synthetic guaranteed investment contracts (GICs) described below, which are stated at fair value and then adjusted to contract value. The fair value of synthetic GICs is based on quoted market prices and a fair value estimate of the wrapper contract. Fair market value of the wrapper is estimated by Standish Mellon, the Fund’s investment manager, using an internal model. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals and administrative expenses.

(1)	Fixed Maturity Synthetic Guaranteed Investment Contracts—General fixed maturity synthetic GICs consist of an asset or collection of assets that are owned by the Master Trust and a benefit-responsive, book value wrap contract purchased for its portfolio. The wrap contract provides book value accounting for the asset, so that book value, benefit-responsive payments would be made for participant directed withdrawals. The crediting rate of the contract is set at the start of the contract and typically resets every quarter. Generally, fixed maturity synthetic GICs are held to maturity. The crediting rate aims at converging the book value of the contract and the market value of the underlying portfolio over the duration of the contract and therefore will be affected by movements in interest rates and/or changes in the market value of the underlying portfolio. The initial crediting rate is established based on the market interest rates at the time the initial asset is purchased and the contract will have an interest crediting rate not less than 0%. The remaining fixed maturity synthetic GICs matured in 2014.

Variable synthetic GICs consist of an asset or collection of assets that are managed by a bank or insurance company and are held in a bankruptcy remote vehicle for the benefit of the Fund. The contract is benefit-responsive and provides next day liquidity at book value. The crediting rate on this product resets every quarter based on the then current market index rates and an investment spread. The investment spread is established at time of issuance and is guaranteed by the issuer for the life of the investment.

(2)	Constant Duration Synthetic Guaranteed Investment Contracts—Constant duration synthetic GICs consist of a portfolio of securities owned by the Master Trust and a benefit-responsive, book value wrap contract purchased for its portfolio. As of December 31, 2014 and 2013, the portfolio of securities includes 1-3 Year Credit Bond Index Fund, 1-3 Year Government Bond Index Fund, Asset-Backed Securities Index Fund, Commercial Mortgage-Backed Securities Index Fund, Government Bond Index Fund, Credit Bond Index Fund and Mortgage-Backed Securities Index Fund. The redemption frequency of the Funds is daily liquidity. The wrap contract amortizes gains and losses of the underlying securities over the portfolio duration, so that book value, benefit-responsive payments will be made for participant directed withdrawals. The crediting rate on a constant duration synthetic GIC resets every quarter based on the book value of the contract, the market yield of the underlying assets, the market value of the underlying assets and the average duration of the underlying assets. The crediting rate aims at converging the book value of the contract and the market value of the underlying portfolio over the duration of the contract and therefore will be affected by movements in interest rates and/or changes in the market value of the underlying portfolio. The initial crediting rate is established based on the market interest rates at the time the underlying portfolio is first put together and the contract will have an interest crediting rate of not less than 0%.

The following are the investment strategies for each portfolio of securities:

•	1-3 Year Credit Bond Index Fund—Each 1-3 Year Credit Bond Index Fund shall be invested and reinvested primarily in a portfolio of debt securities with the objective of approximating as closely as practicable the returns of the short-term sector of the United States fixed income market as defined by the Barclays U.S. 1-3 Year Credit Index.

•	1-3 Year Government Bond Index Fund—Each 1-3 Year Government Bond Index Fund shall be invested and reinvested primarily in a portfolio of debt securities with the objective of approximating as closely as practicable the returns of the short-term sector of the United States fixed income market as defined by the Barclays 1-3 Year Government Bond Index.

•	Asset-Backed Securities Index Fund—Each Asset-Backed Securities Index Fund shall be invested and reinvested primarily in a portfolio of debt securities with the objective of approximating as closely as practicable the total rate of return of the Barclays Aggregate Asset-Backed Securities Index.

•	Commercial Mortgage-Backed Securities Index Fund—Each Commercial Mortgage-Backed Securities Index Fund shall be invested and reinvested primarily in mortgage-backed securities collateralized by loans which are secured by income-producing commercial real estate with the objective of approximating as closely as practicable the total rate of return of that portion of the Barclays Commercial Mortgage-Backed Securities Index which is included in the Barclays Aggregate Bond Index.

•	Government Bond Index Fund—Each Government Bond Index Fund shall be invested and reinvested primarily in a portfolio of debt securities with the objective of approximating as closely as practicable the total rate of return for all outstanding United States Treasury government bonds as defined by the Barclays Government Bond Index. The investment manager, in its discretion, may divide such a Collective Fund into an intermediate-term division consisting of United States government bonds with maturities between one and ten years and a long-term division consisting of United States government bonds with maturities greater than ten years. Each of these divisions shall be accounted for as separate Collective Funds.

•	Credit Bond Index Fund—Each Credit Bond Index Fund shall be invested and reinvested primarily in debt securities with the objective of approximating as closely as practicable the total rate of return of the United States market for all outstanding investment grade corporate bonds as defined by the Barclays Credit Bond Index. The investment manager, in its discretion, may divide such a Collective Fund into an intermediate-term division consisting of corporate bonds with maturities between one and ten years and a long-term division consisting of corporate bonds with maturities greater than ten years. Each of these divisions shall be accounted for as separate Collective Funds.

•	Mortgage-Backed Securities Index Fund—Each Mortgage-Backed Securities Index Fund shall be invested and reinvested primarily in mortgage-backed securities with the objective of approximating as closely as practicable the total rate of return of the Barclays Mortgage-Backed Securities Index.

Certain Plan-initiated events, such as plan termination, bankruptcy and mergers, may limit the ability of the Plan to transact at contract value. In general, issuers may terminate the contracts and settle at other than contract value if the qualification status of the Plan changes, there is a breach of material obligations under the contract and misrepresentation by the contract holder, or the underlying portfolio fails to conform to the pre-established investment guidelines. The Plan Sponsor does not believe that any events that may limit the ability of the Plan to transact at contract value are probable.

Average yields:	2014	2013

Based on annualized earnings*	1.04%	0.97%
Based on interest rate credited to participants**	0.45%	0.43%

*	Computed by dividing the annualized one-day actual earnings of the contract on the last day of the Plan year by the fair value of the investments on the same date.
**	Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the investments on the same date.

The following tables present the value of the undivided investments and related investment income in the Stable Value Fund:

	December 31, 2014	December 31, 2013

GICs and Wrapper Contracts	$238,856,879	$232,668,837
Cash equivalents	359,388,357	391,071,046
Receivables	13,604	—
Payables	(86,281)	(97,104)

Total at fair value	598,172,559	623,642,779
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(5,182,973)	(2,816,999)

Total at contract value	$592,989,586	$620,825,780

At December 31, 2014 and 2013, the Plan’s interest in the net assets at fair value of the Fund was $1,619,229 and $1,922,028, respectively.

Investment income for the Stable Value Fund was as follows:

Year Ended December 31, 2014

Interest	$5,406,544

The Plan’s interest in the investment income of the Fund was $16,096.

Large Cap Value Fund—As of December 31, 2014 and 2013, the Plan’s interest in the net assets of the Fund was approximately 1%. The Fund invests primarily in corporate stocks, which are stated at fair value based on the closing sales price reported on the New York Stock Exchange (NYSE) on the last business day of the Plan year. The Fund invests in large-cap companies, defined by inclusion in the broader Russell 1000 Index, which the Fund manager believes are undervalued relative to other companies in the index. Investment income and expenses relating to the Fund are allocated to the individual plans based upon average monthly balances invested by each participant.

The following tables present the value of the undivided investments and related investment income in the Large Cap Value Fund:

	December 31, 2014	December 31, 2013

Corporate stocks	$58,605,479	$60,700,060
Cash equivalents	2,713,498	1,232,571
Receivables	404,895	100,713
Payables	(69,794)	(68,342)

Total	$61,654,078	$61,965,002

At December 31, 2014 and 2013, the Plan’s interest in the net assets of the Fund was $446,433 and $583,873, respectively.

Investment income for the Large Cap Value Fund was as follows:

Year Ended December 31, 2014

Interest	$2,838
Dividends	1,299,599
Net investment appreciation	304,825

Total	$1,607,262

The Plan’s interest in the investment income of the Fund was $18,395.

Large Cap Growth Fund—As of December 31, 2014 and 2013, the Plan’s interest in the net assets of the Fund was approximately 1%. The Fund invests primarily in corporate stocks, which are stated at fair value based on the closing sales price reported on the NYSE on the last business day of the Plan year. The Fund invests in high-quality large-cap companies with proprietary products or services, productive research and development, and/or barriers to entry, and above-market earnings potential. Investment income and expenses relating to the Fund are allocated to the individual plans based upon average monthly and quarterly balances, respectively, invested by each participant.

The following tables present the value of the undivided investments and related investment income in the Large Cap Growth Fund:

	December 31, 2014	December 31, 2013

Corporate stocks	$101,974,730	$95,030,128
Cash equivalents	3,455,073	1,689,816
Receivables	21,922	41,002
Payables	(135,218)	(120,874)

Total	$105,316,507	$96,640,072

At December 31, 2014 and 2013, the Plan’s interest in the net assets of the Fund was $753,093 and $767,937, respectively.

Investment income for the Large Cap Growth Fund was as follows:

Year Ended December 31, 2014

Interest	$3,437
Dividends	701,349
Net investment appreciation	10,160,973

Total	$10,865,759

The Plan’s interest in the investment income of the Fund was $87,699.

Small Cap Value Fund—In April 2014, the Small Cap Value Fund’s underlying assets were sold and the units of the Russell 2000 Value Index Fund were purchased within the Master Trust. As of December 31, 2013, the Plan’s interest in the net assets of the Fund was approximately 1%. The Fund attempted to replicate the Russell 2000 Value Index by investing in the stocks that make up the Russell 2000 Value Index, holding each stock in approximately the same proportion as its weighting held within the Russell 2000 Value Index. The corporate stocks held within the Fund were stated at fair value based on the closing sales price reported on the NYSE on the last business day of the Plan year. Investment income and expenses relating to the Fund were allocated to the individual plans based upon average monthly and quarterly balances, respectively, invested by each participant.

The following tables present the value of the undivided investments and related investment income in the Small Cap Value Fund:

	December 31, 2014	December 31, 2013

Corporate stocks	$—	$87,443,125
Cash equivalents	—	1,581,156
Payables	—	(63,531)

Total	$—	$88,960,750

At December 31, 2013, the Plan’s interest in the net assets of the Fund was $779,002.

Investment loss for the Small Cap Value Fund was as follows:

Year Ended December 31, 2014

Interest	$1,303
Dividends	488,244
Net investment depreciation	(1,861,755)

Total	$(1,372,208)

The Plan’s interest in the investment loss of the Fund was $(10,766).

Russell 2000 Value Index Fund—In April 2014, the Small Cap Value Fund’s underlying assets were sold and the units of the Russell 2000 Value Index Fund were purchased within the Master Trust. As of December 31, 2014, the Plan’s interest in the net assets of the Fund was approximately 1%. The Fund attempts to replicate the Russell 2000 Value Index by investing in the stocks that make up the Russell 2000 Value Index, holding each stock in approximately the same proportion as its weighting within the Russell 2000 Value Index. The Fund also holds Common Collective Trusts that are stated at fair value based on the closing sales price reported on the pertinent exchange on the last business day of the Plan year. Investment income and expenses relating to the Fund are allocated to the individual plans based upon average monthly and quarterly balances, respectively, invested by each participant.

The following tables present the value of the undivided investments and related investment income in the Russell 2000 Value Index Fund:

December 31, 2014

Common Collective Trust	$85,433,997

At December 31, 2014, the Plan’s interest in the net assets of the Fund was $591,270.

Investment income for the Russell 2000 Value Index Fund was as follows:

Year Ended December 31, 2014

Interest	$3
Net investment appreciation	4,656,848

Total	$4,656,851

The Plan’s interest in the investment income of the Fund was $32,493.

Russell 2000 Growth Index Fund—As of December 31, 2014 and 2013, the Plan’s interest in the net assets of the Fund was less than 1% and 1%, respectively. The Fund attempts to replicate the Russell 2000 Growth Index by investing in the stocks that make up the Russell 2000 Growth Index, holding each stock in approximately the same proportion as its weighting within the Russell 2000 Growth Index. The Fund also holds Common Collective Trusts that are stated at fair value based on the closing sales price reported on the pertinent exchange on the last business day of the Plan year. Investment income and expenses relating to the Fund are allocated to the individual plans based upon average monthly and quarterly balances, respectively, invested by each participant.

The following tables present the value of the undivided investments and related investment income in the Russell 2000 Growth Index Fund:

	December 31, 2014	December 31, 2013

Common Collective Trust	$99,299,440	$101,886,939

At December 31, 2014 and 2013, the Plan’s interest in the net assets of the Fund was $304,327 and $518,961, respectively.

Investment income for the Russell 2000 Growth Index Fund was as follows:

Year Ended December 31, 2014

Net investment appreciation	$5,006,005

The Plan’s interest in the investment income of the Fund was $11,963.

Real Estate Fund—As of December 31, 2014 and 2013, the Plan’s interest in the net assets of the Fund was approximately 1%. The Fund invests primarily in equity securities of real estate business companies, which are stated at fair value based on the closing sales price reported on the NYSE on the last business day of the Plan year. The Fund employs a value-driven approach to invest in equity securities of companies that are in the U.S. real estate business. The focus is on real estate investment trusts (REITs), as well as real estate operating companies. The Fund is diversified among property types and geographic regions primarily within the U.S. Investment income and expenses relating to the Fund are allocated to the individual plans based upon average monthly balances invested by each participant.

The following tables present the value of the undivided investments and related investment income in the Real Estate Fund:

	December 31, 2014	December 31, 2013

Corporate stocks	$84,964,562	$59,237,166
Cash equivalents	449,497	1,263,608
Receivables	2,313,525	274,428
Payables	(1,808,809)	(81,522)

Total	$85,918,775	$60,693,680

At December 31, 2014 and 2013, the Plan’s interest in the net assets of the Fund was $604,415 and $391,597, respectively.

Investment income for the Real Estate Fund was as follows:

Year Ended December 31, 2014

Interest	$1,701
Dividends	2,537,393
Net investment appreciation	17,510,740

Total	$20,049,834

The Plan’s interest in the investment income of the Fund was $131,450.

Intermediate Bond Fund—As of December 31, 2014 and 2013, the Plan’s interest in the net assets of the Fund was approximately 1%. The Fund invests in fixed income mutual funds that invest in U.S. government securities, corporate debt instruments, other debt instruments and money market investments which are stated at fair value based on the closing sales price reported on the pertinent exchanges on the last business day of the Plan year. The weighted average maturity of the portfolio is benchmarked to the Barclays U.S. Aggregate Bond Index, a proxy for the bond market. Investment income and expenses relating to the Fund are allocated to the individual plans based upon average monthly balances invested by each participant.

The Intermediate Bond Fund consists of the following mutual funds owned by the Master Trust, the strategies of which are stated below:

•	PIMCO Mortgage Portfolio—The Portfolio seeks maximum total return, consistent with prudent investment management, by investing under normal circumstances at least 80% of its assets in a diversified portfolio of mortgage-related securities of varying maturities, which may be represented by options, futures contracts, swap agreements, or asset-backed securities (ABS).

•	PIMCO U.S. Government Sector Portfolio—The Portfolio seeks maximum total return, consistent with prudent investment management, by investing under normal circumstances at least 80% of its assets in a portfolio of U.S. government securities of varying maturities, or in securities that provide exposure to the U.S. government securities sector, such as options, futures contracts, swap agreements, or mortgage-backed securities (MBS).

•	PIMCO Investment Grade Corporate Portfolio—The Portfolio seeks maximum total return, consistent with prudent investment management, by investing under normal circumstances at least 80% of its assets in a portfolio of investment grade corporate fixed income investments of varying maturities, which may be represented by options, futures contracts, and/or swap agreements.

•	PIMCO Real Return Portfolio—The Portfolio seeks maximum total return, consistent with prudent investment management, by investing under normal circumstances at least 80% of its net assets in inflation-indexed bonds of varying maturities issued by the U.S. and non-U.S. governments, their agencies or instrumentalities, and corporations, which may be represented by options, futures contracts, or swap agreements.

•	PIMCO Short-Term Floating NAV Portfolio II—The Portfolio seeks maximum current income, consistent with preservation of capital and daily liquidity, by investing under normal circumstances at least 65% of its total assets in a diversified portfolio of fixed income instruments of varying maturities, which may be represented by forwards. Bonds, debt securities and other similar instruments issued by various U.S. and non-U.S. public- or private sector entities make up the fixed income instruments (Fixed Income Instruments).

•	PIMCO International Portfolio—The Portfolio seeks maximum total return, consistent with prudent investment management, by investing under normal circumstances at least 80% of its net assets in a portfolio of Fixed Income Instruments of non-U.S. issuers, representing at least three non-U.S. countries or currencies, which may be represented by options, futures contracts, swap agreements, MBS, or ABS.

•	PIMCO Emerging Markets Portfolio—The Portfolio seeks maximum total return, consistent with investing under normal circumstances at least 80% of its assets in a portfolio of Fixed Income Instruments that economically are tied to emerging market countries, which may be represented by options, futures contracts, swap agreements, MBS, or ABS.

•	PIMCO Asset-Backed Securities Portfolio—The Portfolio seeks maximum total return, consistent with prudent investment management, by investing under normal circumstances at least 80% of its assets in a portfolio of ABS of varying maturities, which may be represented by options, futures contracts, or swap agreements. Assets not invested in ABS may be invested in other types of Fixed Income Instruments.

•	PIMCO Short-Term Portfolio—The Portfolio seeks maximum total return, consistent with preservation of capital and liquidity, by investing under normal circumstances at least 65% of its total assets in a diversified portfolio of Fixed Income Instruments of varying maturities, which may be represented by forwards or derivatives such as options, futures contracts, or swap agreements.

•	PIMCO High Yield Portfolio—The Portfolio seeks maximum total return, consistent with prudent investment management, by investing under normal circumstances at least 80% of its assets in a diversified portfolio of high yield securities (junk bonds), which may be represented by forwards or derivatives such as options, futures contracts, or swap agreements, rated below investment grade by Moody’s Investors Service, Inc. (Moody’s), or equivalently rated by Standard & Poor’s Rating Services (S&P) or Fitch, Inc. (Fitch), or, if unrated, determined by PIMCO to be of comparable quality.

•	PIMCO Municipal Sector Portfolio—The Portfolio seeks maximum total return, consistent with prudent investment management, by investing under normal circumstances at least 80% of its assets in a portfolio of fixed income securities of varying maturities issued by or on behalf of states and local governments and their agencies, authorities and other instrumentalities (Municipal Securities), or in instruments that provide exposure to the Municipal Securities sector, such as options, futures contracts, or swap agreements.

The following tables present the value of the undivided investments and related investment income in the Intermediate Bond Fund:

	December 31, 2014	December 31, 2013

PIMCO Mortgage Portfolio	$36,197,261	$28,787,813
PIMCO U.S. Government Sector Portfolio	22,721,713	16,306,350
PIMCO Investment Grade Corporate Portfolio	21,143,790	15,823,674
PIMCO Real Return Portfolio	18,156,098	13,660,758
PIMCO Short-Term Floating NAV Portfolio II	19,634,260	10,914,559
PIMCO International Portfolio	12,089,827	8,690,002
PIMCO Emerging Markets Portfolio	4,351,061	3,296,656
PIMCO Asset-Backed Securities Portfolio	3,401,775	2,516,225
PIMCO Short-Term Portfolio	2,962,996	2,249,245
PIMCO High Yield Portfolio	2,951,228	2,189,254
PIMCO Municipal Sector Portfolio	1,572,455	1,081,813
Cash	499,768	212,222
Receivables	6,279	2,358
Payables	(119,679)	(83,818)

Total	$145,568,832	$105,647,111

At December 31, 2014 and 2013, the Plan’s interest in the net assets of the Fund was $878,849 and $524,117, respectively.

Investment income for the Intermediate Bond Fund was as follows:

Year Ended December 31, 2014

Interest	$4,015,286
Net investment appreciation	2,241,860

Total	$6,257,146

The Plan’s interest in the investment income of the Fund was $30,432.

S&P 500 Index Fund—As of December 31, 2014 and 2013, the Plan’s interest in the net assets of the Fund was less than 1%. The Fund attempts to replicate the S&P 500 Index by investing in the stocks that make up the S&P 500 Index, holding each stock in approximately the same proportion as its weighting within the Index. The Fund holds Common Collective Trusts that are stated at fair value based on the closing sales price reported on the pertinent exchange on the last business day of the Plan year. Investment income and expenses relating to the Fund are allocated to the individual plans based upon average monthly and quarterly balances, respectively, invested by each participant.

The following tables present the value of the undivided investments and related investment income in the S&P 500 Index Fund:

	December 31, 2014	December 31, 2013

Common Collective Trust	$315,821,305	$295,531,145

At December 31, 2014 and 2013, the Plan’s interest in the net assets of the Fund was $934,671 and $1,034,087, respectively.

Investment income for the S&P 500 Index Fund was as follows:

Year Ended December 31, 2014

Net investment appreciation	$38,823,063

The Plan’s interest in the investment income of the Fund was $123,385.

Extended Equity Market Index Fund—As of December 31, 2014 and 2013, the Plan’s interest in the net assets of the Fund was approximately 1%. The Fund seeks to approximate the risk/return objectives of the Dow Jones U.S. Completion Total Stock Market Index, an Index designed to represent all U.S. Equity issues with readily available prices, excluding the components of the S&P 500 Index. The Fund holds Common Collective Trusts that are stated at fair value based on the closing sales price reported on the pertinent exchange on the last business day of the Plan year. Investment income and expenses relating to the Fund are allocated to the individual plans based upon average monthly and quarterly balances, respectively, invested by each participant.

The following tables present the value of the undivided investments and related investment income in the Extended Equity Market Index Fund:

	December 31, 2014	December 31, 2013

Common Collective Trust	$127,277,427	$131,959,439

At December 31, 2014 and 2013, the Plan’s interest in the net assets of the Fund was $929,225 and $1,032,807 respectively.

Investment income for the Extended Equity Market Index Fund was as follows:

Year Ended December 31, 2014

Net investment appreciation	$9,140,010

The Plan’s interest in the investment income of the Fund was $69,808.

6.	FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (exit price) in an orderly transaction between market participants at the measurement date. Fair values are based on assumptions that market participants would use when pricing an asset or liability, including assumptions about risk and the risks inherent in valuation techniques and the inputs to valuations. Fair value measurements assume that the transaction occurs in the principal market for the asset or liability (the market with the most volume and activity for the asset or liability from the perspective of the reporting entity), or in the absence of a principal market, the most advantageous market for the asset or liability (the market in which the reporting entity would be able to maximize the amount received or minimize the amount paid). The Plan applies fair value measurements to the Plan’s investments in accordance with the requirements described above.

Inputs and Assumptions

The Plan maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring the fair value of its investments. Fair value is based on actively-quoted market prices, if available. In the absence of actively-quoted market prices, the Plan seeks price information from external sources, including broker quotes. When evaluating pricing information provided by brokers, the Plan considers whether the broker is willing and able to trade at the quoted price, if the broker quotes are based on an active market or an inactive market and the extent to which brokers are utilizing a particular model if pricing is not readily available. If pricing information from external sources is not available, or if the Plan believes that observable pricing is not indicative of fair value, judgment is required to develop the estimates of fair value. In those cases, the Plan must estimate prices based on available historical and near-term future price information and certain statistical methods that reflect market assumptions.

The inputs and assumptions used in measuring fair value for investments include the following:

Ù	Quoted securities prices and indices
Ù	Securities trading information including volume and restrictions
Ù	Maturity
Ù	Interest rates
Ù	Credit quality

The Plan regularly evaluates and validates the inputs used to estimate fair value by a number of methods, including review and verification of models, as well as various market price verification procedures such as the use of multiple broker quotes to support the market price of the various investments in which the Plan transacts.

The Plan’s investments are stated at fair value. Mutual funds are valued at quoted market prices, which represent the value of shares held by the Plan at year-end. Investment in the Dominion Stock Fund is stated at fair value, which has been determined by the custodian based on the fair value of the underlying investments within the fund. The Dominion Stock Fund is a unitized fund specific to the Plan and other employee benefit plans of Dominion and its subsidiaries, and is made up of Dominion common stock and a money market fund. Common Collective Trust Funds are stated at fair value as determined by the issuer of the Common Collective Trust Funds based on the fair value of the underlying investments.

Levels

The Plan utilizes the following fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

a.	Level 1—Quoted prices (unadjusted) in active markets for identical assets that the Plan has the ability to access at the measurement date.

b.

Level 2—Inputs other than quoted prices included within Level 1 that are either directly or indirectly observable for the asset, including quoted prices for similar assets in active markets, quoted prices for identical or similar assets in inactive markets, inputs other than quoted prices that are observable for the asset, and inputs that are derived from observable market data by correlation or other means.

c.	Level 3—Unobservable inputs for the asset, including situations where there is little, if any, market activity for the asset.

The fair value hierarchy gives the highest priority to quoted prices in active markets (Level 1) and the lowest priority to unobservable data (Level 3). In some cases, the inputs used to measure fair value might fall in different levels of the fair value hierarchy. In these cases, the lowest level input that is significant to a fair value measurement in its entirety determines the applicable level in the fair value hierarchy. Assessing the significance of a particular input to the fair value measurement in its entirety requires judgment, considering factors specific to the asset.

The wrapper contracts related to GICs in the Stable Value fund, held in the Master Trust, represent a Level 3 fair value measurement due to the use of significant unobservable inputs, including the models used to measure their fair value. The Level 3 amounts are not material, therefore additional Level 3 disclosures are not included in this report.

The Plan recognizes transfers among Level 1, Level 2 and Level 3 based on fair values as of the first day of the month in which the transfer occurs. Transfers out of Level 3 represent assets that were previously classified as Level 3 for which the inputs became observable for classification in either Level 1 or Level 2.

Recurring Fair Value Measurements

Fair value measurements are separately disclosed by level within the fair value hierarchy.

Plan Investments

The following table presents the Plan’s investments that are measured at fair value for each hierarchy level as of December 31, 2014 and 2013:

	2014				2013

	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Dominion Stock Fund	$4,669,829	$—	$—	$4,669,829	$4,499,190	$—	$—	$4,499,190

Common Collective Trusts:

NT Collective Short Term Investment Fund(1)	—	2,023	—	2,023	—	4,072	—	4,072

Target Retirement Trust I	—	1,638,628	—	1,638,628	—	2,284,708	—	2,284,708

Mutual Fund:

International Equity Fund	843,882	—	—	843,882	1,137,001	—	—	1,137,001

Total	$5,513,711	$1,640,651	$—	$7,154,362	$5,636,191	$2,288,780	$—	$7,924,971

(1)	The NT Collective Short Term Investment Fund is comprised of money market instruments with short-term maturities used for temporary investment and is not an investment option for participants. The Fund’s objective is to provide an investment vehicle for cash reserves while offering a competitive rate of return. Liquidity is emphasized to provide for redemption of units on any business day. Principal preservation is also a prime objective. Admissions and withdrawals are made daily. Interest is accrued daily and distributed monthly.

Investments Held in Master Trust

The following table presents the investments held in the Master Trust for the Plan and other employee benefit plans of Dominion and its subsidiaries that are measured at fair value for each hierarchy level as of December 31, 2014 and 2013:

	2014				2013

	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Master Trust(1):

Stable Value Fund:

Cash equivalents	$—	$359,315,680	$—	$359,315,680	$—	$390,974,593	$—	$390,974,593
GICs:
Fixed Maturity Synthetic GICs:
J.P. Morgan Chase Bank Bond	—	—	—	—	138,898	—	—	138,898
Rabobank Bond	—	—	—	—	1,212,860	—	—	1,212,860
Constant Duration Synthetic GICs:
1-3 Year Credit Bond Index Fund	—	55,842,625	—	55,842,625	—	17,408,057	—	17,408,057
1-3 Year Gov’t Bond Index Fund	—	47,622,287	—	47,622,287	—	34,696,727	—	34,696,727
Asset-Backed Securities Index Fund	—	42,895,940	—	42,895,940	—	41,707,201	—	41,707,201
Commercial Mortgage-Backed Sec. Index Fund	—	5,990,712	—	5,990,712	—	5,804,513	—	5,804,513
Government Bond Index Fund	—	4,802,266	—	4,802,266	—	16,116,653	—	16,116,653
Credit Bond Index Fund	—	26,376,170	—	26,376,170	—	62,654,792	—	62,654,792
Mortgage-Backed Sec. Index Fund	—	55,283,736	—	55,283,736	—	52,875,629	—	52,875,629
Wrapper Contracts	—	—	43,143	43,143	—	—	52,856	52,856

Total Stable Value Fund	—	598,129,416	43,143	598,172,559	1,351,758	622,238,165	52,856	623,642,779

Large Cap Value Fund:
Cash equivalents	—	3,048,599	—	3,048,599	—	1,232,571	—	1,232,571
Corporate stocks	58,605,479	—	—	58,605,479	60,732,431	—	—	60,732,431

Total Large Cap Value Fund	58,605,479	3,048,599	—	61,654,078	60,732,431	1,232,571	—	61,965,002

Large Cap Growth Fund:
Cash equivalents	—	3,341,777	—	3,341,777	—	1,689,816	—	1,689,816
Corporate stocks	101,974,730	—	—	101,974,730	94,950,256	—	—	94,950,256

Total Large Cap Growth Fund	101,974,730	3,341,777	—	105,316,507	94,950,256	1,689,816	—	96,640,072

Small Cap Value Fund(2):
Cash equivalents	—	—	—	—	—	1,581,156	—	1,581,156
Corporate stocks	—	—	—	—	87,379,594	—	—	87,379,594

Total Small Cap Value Fund	—	—	—	—	87,379,594	1,581,156	—	88,960,750

Russell 2000 Value Index Fund(2)	—	85,433,997	—	85,433,997	—	—	—	—
Russell 2000 Growth Index Fund	—	99,299,440	—	99,299,440	—	101,886,939	—	101,886,939
Real Estate Fund:
Cash equivalents	—	954,213	—	954,213	—	1,263,608	—	1,263,608
Corporate stocks	84,964,562	—	—	84,964,562	59,430,072	—	—	59,430,072

Total Real Estate Fund	84,964,562	954,213	—	85,918,775	59,430,072	1,263,608	—	60,693,680

Intermediate Bond Fund:
Cash	386,368	—	—	386,368	130,762	—	—	130,762
PIMCO Mortgage Portfolio	—	36,197,261	—	36,197,261	—	28,787,813	—	28,787,813
PIMCO U.S. Government Sector Portfolio	—	22,721,713	—	22,721,713	—	16,306,350	—	16,306,350
PIMCO Investment Grade Corporate Portfolio	—	21,143,790	—	21,143,790	—	15,823,674	—	15,823,674
PIMCO Real Return Portfolio	—	18,156,098	—	18,156,098	—	13,660,758	—	13,660,758
PIMCO Short-Term Floating NAV Portfolio II	—	19,634,260	—	19,634,260	—	10,914,559	—	10,914,559
PIMCO International Portfolio	—	12,089,827	—	12,089,827	—	8,690,002	—	8,690,002
PIMCO Emerging Markets Portfolio	—	4,351,061	—	4,351,061	—	3,296,656	—	3,296,656
PIMCO Asset-Backed Securities Portfolio	—	3,401,775	—	3,401,775	—	2,516,225	—	2,516,225
PIMCO Short-Term Portfolio	—	2,962,996	—	2,962,996	—	2,249,245	—	2,249,245
PIMCO High Yield Portfolio	—	2,951,228	—	2,951,228	—	2,189,254	—	2,189,254
PIMCO Municipal Sector Portfolio	—	1,572,455	—	1,572,455	—	1,081,813	—	1,081,813

Total Intermediate Bond Fund	386,368	145,182,464	—	145,568,832	130,762	105,516,349	—	105,647,111

S&P 500 Index Fund	—	315,821,305	—	315,821,305	—	295,531,145	—	295,531,145
Extended Equity Market Index Fund	—	127,277,427	—	127,277,427	—	131,959,439	—	131,959,439

Total Master Trust	$245,931,139	$1,378,488,638	$43,143	$1,624,462,920	$303,974,873	$1,262,899,188	$52,856	$1,566,926,917

(1)	As discussed in Note 5, the Plan’s interest in the net assets of the Master Trust at December 31, 2014 and 2013 was as follows: Stable Value Fund (less than 1% for both periods), Large Cap Value Fund (1% for both periods), Large Cap Growth Fund (1% for both periods), Small Cap Value Fund (1% for 2013), Russell 2000 Value Index Fund (1% for 2014), Russell 2000 Growth Index Fund (less than 1% for 2014 and 1% for 2013), Real Estate Fund (1% for both periods), Intermediate Bond Fund (1% for both periods), S&P 500 Index Fund (less than 1% for both periods) and Extended Equity Market Index Fund (1% for both periods).
(2)	In April 2014, the Small Cap Value Fund’s underlying assets were sold and the units of the Russell 2000 Value Index Fund were purchased within the Master Trust.

7.	FEDERAL INCOME TAX STATUS

The Plan is a qualified employees’ profit sharing trust under Section 401(k) of the IRC and, as such, is exempt from federal income taxes under Section 501(a). Pursuant to Section 402(a) of the IRC, a participant is not taxed on the income and pre-tax contributions allocated to the participant’s account until such time as the participant or the participant’s beneficiaries receive distributions from the Plan.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service (IRS). The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014 and 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2011.

The Plan obtained its latest determination letter on July 14, 2011, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

8.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

As of December 31, 2014, the Plan had an interest in the Master Trust and invested in shares of certain Common Collective Trusts that were managed by Northern Trust. At that date, Northern Trust was the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each investment fund.

At December 31, 2014 and 2013, the Plan’s investment in the Dominion Stock Fund included 60,726 and 69,550 shares, respectively, of common stock of Dominion, the Plan sponsor, with a cost basis of approximately $3 million for both periods. During the year ended December 31, 2014, the Plan recorded dividend income related to Dominion common stock of approximately $160,000.

9.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

	December 31, 2014	December 31, 2013

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS:
Net assets available for benefits per the financial statements	$14,257,784	$15,545,836
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	14,030	8,682

Net assets available for benefits per the Form 5500, at fair value	$14,271,814	$15,554,518

		Year Ended December 31, 2014

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS:
Net decrease in net assets per the financial statements		$(1,288,052)
Net change in adjustment from contract value to fair value for fully benefit-responsive investment contracts		5,348

Net decrease in net assets per the Form 5500		$(1,282,704)

10.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

11.	SUBSEQUENT EVENTS

Effective June 30, 2015, Dominion will make several changes to the investment options in the Plan that are designed to provide participants with greater opportunities to diversify their investments and to realign funds with overlapping risk/return profiles.

From		To

Fund Name	Fund Manager	Fund Name	Fund Manager	Fund Strategy

Large Cap Value Fund	Herndon Capital Management	S&P 500 Index Fund	Northern Trust Global Investments	To replicate the S&P 500 Index

Large Cap Growth Fund	JP Morgan Asset Management	S&P 500 Index Fund	Northern Trust Global Investments	To replicate the S&P 500 Index

Russell 2000 Value Index Fund	Northern Trust Global Investments	Small/Mid Cap Equity Index Fund(1)	Northern Trust Global Investments	To replicate the U.S. Equity Market excluding the S&P 500 Index.

Russell 2000 Growth Index Fund	Northern Trust Global Investments	Small/Mid Cap Equity Index Fund(1)	Northern Trust Global Investments	To replicate the U.S. Equity Market excluding the S&P 500 Index.

Stable Value Fund	Standish Mellon Asset Management Company LLC	Dominion Money Market Fund	Standish Mellon Asset Management Company LLC	To invest in high quality short-term investments.

(1)	Effective July 1, 2015, the Extended Equity Fund will be renamed the Small/Mid Cap Equity Index Fund in order to have the fund’s name better reflect the fund’s investment focus. The Fund will continue to be managed by Northern Trust Global Investments.

Effective July 1, 2015, Dominion announced four new funds will be added to the investment options in the Plan providing opportunities for additional diversification:

Fund Name	Fund Manager	Fund Strategy

Emerging Markets Equity Fund	Van Eck Associates	The fund is a mutual fund that invests in stocks listed on the stock exchanges of emerging countries that are expected to have strong economic growth over the longer term.

International Bond Fund	Pacific Investment Management Company LLC	The fund is a mutual fund that invests primarily in non-U.S. fixed income securities issued by investment grade issuers.

1 to 3 Year Bond Fund	Northern Trust Global Investments	The fund is a mutual fund that invests primarily in bonds issued in the U.S. with maturities of three years or less. As a general rule, the fund’s investments are expected to be in high quality bonds.

Multi-Asset Class Inflation Managed Fund	Neuberger Berman	The fund is a mutual fund that seeks to provide long term real returns (i.e., returns above inflation) across various markets, especially during stable and/or rising inflationary periods.

SUPPLEMENTAL SCHEDULES

DOMINION KEWAUNEE UNION SAVINGS PLAN

Employer ID No. 54-1229715

Plan Number: 009

FORM 5500, SCHEDULE H, PART IV, LINE 4i-

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2014

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment, including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(d) Current Value

*	Dominion Resources, Inc.	Dominion Stock Fund	$3,303,955	$4,669,829

		Common Collective Trusts:
*	Northern Trust Global Investments	NT Collective Short Term Investment Fund**	2,023	2,023
	The Vanguard Group, Inc.	Target Retirement Income Trust I	169,168	192,376
	The Vanguard Group, Inc.	Target Retirement 2015 Trust I	257,306	328,641
	The Vanguard Group, Inc.	Target Retirement 2020 Trust I	66,487	89,478
	The Vanguard Group, Inc.	Target Retirement 2025 Trust I	83,543	116,826
	The Vanguard Group, Inc.	Target Retirement 2030 Trust I	195,810	269,467
	The Vanguard Group, Inc.	Target Retirement 2035 Trust I	165,253	242,152
	The Vanguard Group, Inc.	Target Retirement 2040 Trust I	119,755	175,094
	The Vanguard Group, Inc.	Target Retirement 2045 Trust I	102,936	150,751
	The Vanguard Group, Inc.	Target Retirement 2050 Trust I	47,707	67,353
	The Vanguard Group, Inc.	Target Retirement 2055 Trust I	4,903	6,490

			1,214,891	1,640,651

		Mutual Fund:
	American EuroPacific Growth Fund	International Equity Fund	784,709	843,882

		Total investments excluding interest in Master Trust	5,303,555	7,154,362

		Loans to Participants (interest rate 5.25% and range of maturity dates—5/24/15 to 11/16/19)	34,036	34,036

		Total assets (held at end of year)	$5,337,591	$7,188,398

*	A party-in-interest as defined by ERISA.
**	The NT Collective Short Term Investment Fund is a money market account used for temporary investment and is not an investment option for participants.

DOMINION KEWAUNEE UNION SAVINGS PLAN

Employer ID No. 54-1229715

Plan Number: 009

FORM 5500, SCHEDULE H, PART IV, LINE 4j-

SCHEDULE OF REPORTABLE TRANSACTIONS

YEAR ENDED DECEMBER 31, 2014

Single Transactions in Excess of Five Percent of Plan Assets:

There were no reportable transactions.

Series of Transactions in Excess of Five Percent of Plan Assets:

Shares/ Units	(a) Identity of Party Involved	(b) Descriptions of Asset (include interest rate and maturity in case of a loan)	Number of Transactions	(c) Purchase Price	(d) Selling Price	(g) Cost of Asset	(i) Net Gain or (Loss)

3,721,734	NT Collective Short Term Investment Fund	Common/Collective Trust Interest	121	$3,721,734	$—	$3,721,734	$—
3,723,754	NT Collective Short Term Investment Fund	Common/Collective Trust Interest	72	—	3,723,754	3,723,754	—
15,178	*Dominion Stock Fund	Corporate Stock-Common	26	1,069,882	—	1,069,882	—
24,867	*Dominion Stock Fund	Corporate Stock-Common	52	—	1,769,455	1,286,375	483,080

*	A party-in-interest as defined by ERISA.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Dominion Resources Services, Inc. Administrative Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DOMINION KEWAUNEE UNION SAVINGS PLAN (name of plan)

Date: June 25, 2015	/s/ Wendy Wellener
Wendy Wellener
Vice President, Dominion Resources Services, Inc. Human Resources